ASSIGNMENT OF AGENCIES AGREEMENT

THIS AGREEMENT made as of the 26th day of January, 2001

BETWEEN: **Marchwell Capital Corp.**
a company incorporated under the laws of Alberta
(hereinafter called the 'Company")

PARTY OF THE FIRST PART

AND: **MONTREAL TRUST COMPANY OF CANADA,**
a trust company existing under the laws of Canada
(hereinafter called "Montreal Trust")

PARTY OF THE SECOND PART

AND: **COMPUTERSHARE TRUST COMPANY OF CANADA**
a trust company existing under the laws of Canada
with an office in the City of Calgary in the Province of Alberta
(hereinafter called "Computershare")

PARTY OF THE THIRD PART

WHEREAS Montreal Trust is currently under contract to act as the Company's duly appointed Transfer Agent and Registrar, and provides various ancillary services to the Company in connection therewith;

AND WHEREAS Montreal Trust may currently be under contract to provide certain additional agency and administrative services to the Company, under agreements or arrangements entered into through its former Stock Transfer operations;

AND WHEREAS the aforementioned agencies and services (hereinafter called "the Agencies") are provided principally under the agreement(s) set forth on Schedule "A" hereto (the "Contracts");

AND WHEREAS Computershare and Montreal Trust represent that Computershare acquired the Stock Transfer business of Montreal Trust pursuant to an Asset Purchase Agreement dated as of June 30, 2000;

AND WHEREAS both the Company and Montreal Trust are desirous of having the rights, powers, duties and obligations of the Agencies transferred and assigned to, and assumed by,

Computershare, and Computershare is desirous of accepting same, all with effect from the close of business on March 16, 2001, (hereinafter, the "Transfer Date");

AND WHEREAS to give effect to the foregoing, Montreal Trust desires to transfer and assign, and to formally resign from, the Agencies; and the Company is prepared to accept such resignations and to appoint Computershare as the successor to the Agencies under the terms of the applicable Contracts, all with effect upon the Transfer Date;

NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties covenant and agree as follows:

1. Montreal Trust hereby transfers and assigns to Computershare all of its rights, powers, duties and obligations under the Agencies and the Contracts, and immediately thereafter resigns therefrom, all with effect upon the Transfer Date.

2. The Company hereby consents to such transfers and assignments from Montreal Trust to Computershare, accepts such resignations, waiving any periods of notice that may be set forth in the Contracts, and appoints Computershare as its Transfer Agent and Registrar and as its agent and/or administrator under the other Agencies, if any, all with effect upon the Transfer Date. The Company further releases Montreal Trust from any duties and liabilities that may arise pursuant to Computershare's administration of the Agencies, from and after the Transfer Date.

3. Computershare hereby accepts such appointments, transfers and assignments, effective upon the Transfer Date and upon such terms as are set forth in the Contracts, and agrees to perform all of the obligations of Montreal Trust under the Agencies and the Contracts which are required to be performed from and after the Transfer Date.

4. Montreal Trust shall transfer and deliver to Computershare, and Computershare shall accept, any and all records, documents, property, monies and other holdings as may be held by Montreal Trust in connection with the Agencies. Such transfers, deliveries and acceptances shall be made as soon as practicable upon, after, or in anticipation of, the Transfer Date as may be agreed between such parties.

5. Each party hereto agrees to execute and deliver all such documents and instruments and to do such other acts as may be necessary or advisable to give effect to the assignments, transfers, and deliveries referred to herein.

6. For greater certainty, the parties acknowledge and agree that any Agencies currently performed by Montreal Trust, or in its name by Computershare, which are ancillary to and/or related to those set forth in the Contracts but which may not be expressly provided for in the Contracts, are intended to be transferred to Computershare along with the Agencies expressly created by the Contracts, and they shall transfer to Computershare upon the Transfer Date.

7. Notwithstanding any other provision hereof, to the extent that any of the Contracts expressly require the consent of any third party or parties, the parties hereto agree that the transfer and assignments of such Contract(s) shall not be effective until such consent(s) are provided.

8. The parties hereto acknowledge that Computershare, having been continued as a federal trust company on January 9, 2001, expects to obtain all registrations, licenses and approvals required for it to carry on its business in all jurisdictions in Canada (the "required approvals") on or before the Transfer Date. If, however, the receipt of the required approvals has not occurred by the Transfer Date, then notwithstanding any other provision of this Agreement, Computershare may elect by written notice to the other parties hereto that all resignations, releases, appointments, transfers and assignments contemplated hereunder shall not occur on the Transfer Date but shall occur on such later date as Computershare shall determine and communicate to the other parties, provided that if Computershare's determination and communication of such later date have not occurred by December 31, 2001, this Agreement shall be null and void in its entirety. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

9. This Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

In witness whereof this agreement has been duly executed by the parties hereto as of the date first above written.

Marchwell Capital Corp.

Per: ______________________________

Per: ______________________________

MONTREAL TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

SCHEDULE "A"
to Assignment of Agencies Agreement between
Marchwell Capital Corp.
Montreal Trust Company of Canada and
Computershare Trust Company of Canada

Title of Agreement	Date of Agreement
Transfer Agency and Registrar	12/08/1996
Escrow Agency(s)	12/08/1996